UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

27 February 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD. BY: /S/ Elli Levinson-Sela —————————————— Elli Levinson-Sela, Adv. General Counsel & Corporate Secretary

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of Blue Square – Israel Ltd. (the “Company”) to be held at 2:00 P.M., Israel time, on March 15, 2006, at the Company’s offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purposes of this meeting are to elect Ms. Diana Bogoslavsky as a director to the Company’s Board of Directors and to elect Mr. David Alphandary and Mr. Uzi Baram as “external directors” to the Company’s Board of Directors, as set forth in the accompanying Notice of Extraordinary General Meeting and Proxy Statement. The Company’s Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those Shareholders who are able to be present at the shareholder meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two (2) business days prior to the meeting.

Thank you for your continued cooperation. Very truly yours,

David Wiessman Chairman of the Board

Tel-Aviv, Israel
Dated: February 27, 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

        Notice is hereby given that an Extraordinary General Meeting of Shareholders of Blue Square – Israel Ltd. (the “Company”) will be held at 2:00 P.M., Israel time, on March 15, 2006, at the Company’s offices at 2 Amal Street, Rosh Ha’ayin, Israel in order to elect one director and two external directors to the Company’s Board of Directors.

        In addition, the Shareholders may consider and act upon such other business as may properly come before the shareholder meeting and any adjournment thereof.

        Shareholders of record at the close of business on February 23, 2006 are entitled to notice of, and to vote at, the shareholder meeting and any adjournment thereof. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the meeting may revoke their proxies in writing and vote their shares in person.

        Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company’s Register of Shareholders.

By Order of the Board of Directors, David Wiessman Chairman of the Board

Tel-Aviv, Israel
Dated: February 27, 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

PROXY STATEMENT
For the Extraordinary General Meeting of Shareholders to be held on March 15, 2006

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (“BONY”), of Blue Square — Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “General Meeting”), to be held on March 15, 2006 at 2:00 P.M. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the General Meeting to adopt the following resolutions or to consider the following items:

1.	To elect Ms. Diana Bogoslavsky as a director to the Board of Directors of the Company; and

2.	To elect Mr. David Alphandary and Mr. Uzi Baram as “external directors” under the Israeli Companies Law, 1999.

        The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

        A form of proxy for use at the General Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

        The Board of Directors of the Company is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about February 27, 2006. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

        Only shareholders and ADR holders of record at the close of business on February 23, 2006 shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on February 21, 2006, the Company had outstanding 38,950,091 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

        The proposal relating to the election of Diana Bogoslavsky as director requires the affirmative vote of at least a majority of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented.

        The proposal relating to election of David Alphandary and Uzi Baram as external directors of the Company will be adopted only if either (a) the majority of shares voted at the meeting in favor of the election includes at least one third (1/3) of the shares of non-controlling shareholders of the Company who are participating in the voting at the meeting, in person or by proxy, without taking into account abstentions, or (b) the total number of shares voted against the proposal by non-controlling shareholders does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information, as of February 16, 2006, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group:

	Ordinary Shares Beneficially Owned
Directors, Officers and 5% Shareholders	Number of shares	Percent

Bronfman-Alon Ltd. (1)
Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	29,949,842	76.89%

Directors and Officers of the Company as a group (consisting of 25
persons) (2)	0	0%

(1) Bronfman-Alon Ltd. is owned by each of the following:

(i) 73.5% is owned through various subsidiaries by Alon Israel Oil Company Ltd., an Israeli-based fuel company, which is owned approximately 35% by the purchasing entities of kibbutzim in Israel, approximately 26% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd. (“Africa Israel”), a public company traded on the Tel Aviv Stock Exchange, and approximately 39% by Bielsol Investments (1987) Ltd. (“Bielsol”). Mr. Lev Levayev is the controlling shareholder of Africa Israel. Mr. David Wiessman and the Biran family are the controlling shareholders of Bielsol.

(ii) 26.5% is owned through various subsidiaries by Bronfman-Fisher Investments Ltd., which is owned approximately 49.8% by Mr. Matthew Bronfman and approximately 50.2% by Mr. Yaakov Shalom Fisher.

(2) Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Bronfman-Alon Ltd.

ITEM 1 – ELECTION OF DIRECTOR

        The Board of Directors has nominated Ms. Diana Bogoslavsky to be elected as a director of the Company, to serve in addition to the Company’s other eight current directors and the two external director nominees described in Item 2 below, constituting the entire Board of Directors. The current shareholdings of Bronfman-Alon Ltd. empower it to elect Ms. Diana Bogoslavsky as a Company director.

        Proxies (other than those directing the proxy holders not to vote for the listed nominee) will be voted for the election of the nominee, to hold office until the next annual General Meeting and until her successor shall have duly taken office, or such earlier time as she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why Ms. Diana Bogoslavsky, if elected, should not be able to serve as a director.

        The following information is supplied with respect to Ms. Diana Bogoslavsky and is based upon the information furnished to the Company by Ms. Diana Bogoslavsky:

        Ms. Diana Bogoslavsky, age 47, has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairmen of the Board of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry and a director in several others companies. Ms. Bogoslavsky holds a Masters Degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel. Currently, Ms. Bogoslavsky is a candidate for a Ph.D in economics from the Hebrew University in Jerusalem.

        It is proposed that at the General Meeting, the following Resolution be adopted:

        “RESOLVED, that Ms. Bogoslavsky be, and hereby is, elected to hold office as a director of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote FOR the election of Ms. Bogoslavsky to the Board of Directors.

Independent-External Directors

        Companies Law Requirements. Under the Israeli Companies Law, 1999 (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

        No person can serve as an external director if the person’s position or other business create, or may create, conflict of interests with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        External directors are elected by a majority vote at a shareholders’ meeting. The votes in favor of the election must include either (i) at least one-third of the votes of non-controlling shareholders of the company who are participating in the voting at the meeting, in person or by proxy, without taking abstentions into account or (ii) the total number of shares voted against the election of the external director by non-controlling shareholders does not exceed one percent (1%) of the aggregate voting rights in the company. External directors serve for a three year term, which may be renewed for only one additional three year term. External directors can be removed from office only by the same special majority vote of shareholders required to elect them, or by court order. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director, except the audit committee, which requires all external directors. An external director is entitled to compensation as provided in regulation adopted under the Companies Law and is otherwise prohibited from receiving any other compensation directly or indirectly, in connection with his service.

        New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers. Under such NYSE rules, each member of the Company’s audit committee must be independent. See “- Audit Committee” below for a description of the independence standards under the New York Stock Exchange rules as applicable to foreign private issuers.

Audit Committee

        Companies Law Requirements. Under the Companies Law, a public company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

        New York Stock Exchange Requirements. Under the NYSE rules as applicable to foreign private issuers, the Company is required to have an audit committee that satisfies the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “1934 Act”). The responsibilities of an audit committee under these NYSE rules include being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

        The independence requirements of the 1934 Act implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

        The definition of “affiliate” for non-investment companies is “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the 1934 Act, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted under the rule, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. There are also certain limited exceptions for an audit committee member who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

ITEM 2 – ELECTION OF EXTERNAL DIRECTORS

        The Company’s Board of Directors has nominated Mr. David Alphandary and Mr. Uzi Baram to be elected, at the General Meeting, to serve as external directors (as defined for purposes of the Israeli Companies Law) of the Company. Mr. David Alphandary and Mr. Uzi Baram are nominated to serve as external directors for three-year terms in accordance with the provision of the Companies Law, commencing on the date of the General Meeting. It is the intention of the persons named in the proxy to vote for the election of Mr. David Alphandary and Mr. Uzi Baram. Messrs. Alphandary and Baram would replace Mr. Zeev Vurembrand and Mr. David Wainshal, who resigned from the Board of Directors, as previously announced by the Company.

        The following information is supplied with respect to Mr. David Alphandary and Mr. Uzi Baram and is based upon the information furnished to it by Mr. David Alphandary and Mr. Uzi Baram.

Name	Age	Position with Company

David Alphandary	71	External Director
Uzi Baram	69	External Director

        David Alphandary currently serves as an independent consultant the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Supersol Ltd and from 1982 to 1991 as Vice President to Supersol. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. and serves on the board of directors of several other companies. Mr. Alphandary holds a degree in public administration from the Hebrew University in Jerusalem

        Uzi Baram served as a member of the Israel’s parliament, the Knesset, from 1977 to 2001. He served as the Minister of Tourism of Israel from 1992 to 1996, and from February 1993 to August 1995 he served as the Minister of Interior Affairs of Israel. He currently serves as a director of Master Plan, a company for strategic communication consulting, and of Bank Otsar Ha-Hayal. Mr. Baram holds a Degree in Political Sciences and Sociology from the Hebrew University in Jerusalem.

        It is proposed that at the Meeting, the following Resolution be adopted:

        “RESOLVED, that Mr. David Alphandary and Mr. Uzi Baram be, and hereby are, elected to hold office as external directors of the Company for three-year terms in accordance with the provision of the Companies Law commencing on the date of the General Meeting.”

        The Israeli Companies Law requires that external directors be elected by a majority vote at a shareholders meeting and that either:

—	the majority of shares voted at the meeting in favor of the election includes at least one-third (1/3) of the shares of non-controlling shareholders of the Company who are participating in the voting at the meeting, in person or by proxy, without taking abstentions into account; or

—	the total number of shares voted against the election of the external director by non-controlling shareholders does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors recommends a vote FOR the election of Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company.

OTHER BUSINESS

        Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

David Wiessman
Chairman of the Board
Dated: February 27, 2006